RADICA GAMES LIMITED
                                    ANNOUNCES
                     NEW AUSTRALIAN INFRINGEMENT SETTLEMENT



FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 6TH, 1999                                        PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today that it had successfully obtained a final settlement in litigation against a large Australian toys and games retailer in the form of cash, receipt of all stock of infringing product and written undertakings from the retailer confirming Radica's exclusive rights in Bass Fishin'(TM) and Lake Trout Fishin'(TM) and agreeing not to import, sell, offer for sale or distribute any further copies of counterfeit Fishing Games.

Bass Fishin'(TM) and Lake Trout Fishin'(TM) are popular virtual fishing games sold by Radica around the world.

"Radica will continue to defend its intellectual property throughout the world", said Patrick S. Feely, Radica's CEO.


Radica Games Limited ("Radica") is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


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